SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of April, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON Revenues and Order Intake Remaining on Trough Levels
Earnings situation significantly affected by unusual items
Focus on cost control and Cash Flow

Aachen, Germany, April 25, 2013 - AIXTRON SE (ISIN DE000A0WMPJ6), a leading provider of deposition equipment to the semiconductor industry, today announced revenues of EUR 40.2m and an EBIT loss of EUR -76.3m for the first quarter 2013. The results were significantly affected by unusual items. Restructuring costs and inventory write-downs in Q1/2013 amount to a total of approximately EUR 49.1m. The continued low level of order intake in the first quarter is mainly attributable to the subdued demand for semiconductor deposition equipment. Despite further increases in capacity utilization rates at leading Taiwanese and Korean LED manufacturers amongst others, AIXTRON has not seen higher capacity investments in the first quarter of 2013. Although AIXTRON is currently experiencing an increase in customer inquiries, order development in 2013 remains difficult to forecast. Given this ongoing low degree of visibility, the Executive Board is currently not able to issue any precise forecast for the Company's revenues and EBIT margin in the current financial year.

Key Financials

	2013	2012	+/-	2013	2012	+/-
(in EUR million)	Q1	Q1		Q1	Q4
Revenues	40.2	42.0	-4%	40.2	77.5	-48%
Gross profit	-47.7	10.3	n/a	-47.7	17.7	n/a
Gross margin	n/a	25%	n/a	n/a	23%	n/a
Operating result (EBIT)	-76.3	-18.3	n/a	-76.3	-19.3	n/a
EBIT margin	n/a	n/a	n/a	n/a	n/a	n/a
Net result	-76.0	-12.3	n/a	-76.0	-43.2	n/a
Net result margin	n/a	n/a	n/a	n/a	n/a	n/a
Net result per share - basic (EUR)	-0.75	-0.12	n/a	-0.75	-0.43	n/a
Net result per share - diluted (EUR)	-0.75	-0.12	n/a	-0.75	-0.43	n/a
Equipment order intake	29.9	31.5	-5%	29.9	35.5	-16%
Equipment order backlog (end of period)	78.4	136.2	-42%	78.4	79.4	-1%

Financial Highlights

AIXTRON generated total revenues of EUR 40.2m for the first quarter of 2013. This is 4% less than the 42.0m in the same period last year and 48% down on the previous quarter (Q4/2012: EUR 77.5m). Against the backdrop of the ongoing uncertainty in demand and taking our technological progress into account, Management executed a further review of all inventories in Q1/2013 and consequently decided on additional write-downs of approximately EUR 43.0m.

Moreover, Management has recorded restructuring expenses of EUR 6.1m in conjunction with staff reductions in Germany that were initiated in co-operation with AIXTRON's employee representatives. About half of these expenses are recorded in cost of sales and about half are reflected in operating costs. These measures are part of the recently initiated programs for cost optimization and efficiency improvement, especially in the areas of procurement, supply chain as well as product development. In addition, measures for product and process optimization have been initiated together with AIXTRON's customers.

Due to the unusual items the gross result decreased significantly both against the previous year and the previous quarter and came in at EUR -47.7m (Q1/2012: EUR 10.3m; Q4/2012: EUR 17.7m).

Consequently, EBIT for Q1/2013 also decreased significantly and came in at EUR -76.3m (Q1/2012: EUR -18.3m; Q4/2012: EUR -19.3m). The net result in Q1/2013 amounted to EUR -76.0m (Q1/2012: EUR -12.3m; Q4/2012: EUR -43.2m).

Against the backdrop of the subdued demand AIXTRON's equipment order intake remained on a low level and with EUR 29.9m was 5% below the previous year (Q1/2012: EUR 31.5m) and 16% below the previous quarter (Q4/2012: EUR 35.5m). As of March 31, 2013, the total order backlog was EUR 78.4m; slightly below the backlog of EUR 79.4m as of December 31, 2012. However, this was 42% less than at the same time last year (March 31, 2012: EUR 136.2m).

AIXTRON considers a strong R&D competence as an important strategic factor in pursuing the Company's technological leadership in MOCVD systems and securing leading positions in other future technologies. In Q1/2013, investments in Research and Development were stable at EUR 16.6m compared to Q1/2012 at EUR 16.4m, improvements on process efficiency have been initiated (Q4/2012: EUR 21.1m).

Free Cash Flow came in at EUR 9.3m, cash and cash equivalents including cash deposits as per March 31, 2013 amounted to EUR 219.9m.

Financial Tables

The Q1/2013 results presentation as well as the consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at Reports/Presentations, as part of AIXTRON's quarterly financial report for the first quarter of 2013.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Thursday, April 25, 2013, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first quarter 2013 results. From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors, Reports/Presentations', following the conference call.

Contact:

Guido Pickert
Investor Relations and Corporate Communications
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6 / DE000A1TNVU3; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	April 25, 2013	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO